SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 OCT -3 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 September 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


06017252

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 September 2006 as published in the South China Morning Post in Hong Kong on 28 September 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

Encl

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk



E\tn\sa\Novotel\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO FORMATION OF A JOINT VENTURE FOR THE ACQUISITION OF THE PROPERTY AT NO. 508 QUEEN'S ROAD WEST, HONG KONG

The KPL Board and the SA Board announce that, on 26 September 2006, the JV Parties entered into the Sale and Purchase Agreement in respect of the formation of a joint venture for acquisition through JVCO of the Property located at No. 508 Queen's Road West, Hong Kong with a total gross floor area of approximately 125,000 square feet at the Acquisition Cost of HK$588,380,000 (approximately US$75,920,000).

Immediately prior to the entering into of the Sale and Purchase Agreement, IVH was the legal and beneficial owner of the entire issued share capital of JVCO. As at the date of the Sale and Purchase Agreement, IVH has granted to JVCO the Shareholder's Loans in the amount of HK$60,875,239.22 (approximately US$7,854,870) for JVCO to lend the same to Fine Winner, in turn, to settle 10% of the Acquisition Cost and to be used as the initial working capital of Fine Winner. Pursuant to the Sale and Purchase Agreement, SAL and KHL agreed to acquire from IVH respectively 30% and 40% of the entire equity interest in JVCO together with the proportionate Shareholder's Loans. Following completion of the Sale and Purchase Agreement, JVCO will be owned by IVH, SAL and KHL in the proportions of 30%, 30% and 40%, respectively.

Pursuant to the Sale and Purchase Agreement, the JV Parties agreed that they will enter into the Shareholders' Agreement with JVCO upon completion of the Sale and Purchase Agreement. Pursuant to the Shareholders' Agreement, the amount and manner of funding by the JV Parties to JVCO and Fine Winner shall be determined by the board of directors of JVCO from time to time provided that the maximum funding commitment (whether equity, loan, financial assistance or otherwise) which all JV Parties have provided and are required to provide to JVCO and Fine Winner shall not exceed the aggregate amount of HK$670,000,000 (approximately US$86,451,613), which was arrived at after arm's length negotiations between the JV Parties, taking into account the Acquisition Cost and other estimated fees and expenses incidental to the acquisition of the Property by Fine Winner.

IVH is an indirect wholly-owned subsidiary of KPL and SAL is a direct wholly-owned subsidiary of SA. KHL is the controlling shareholder of each of KPL and SA. Under the Listing Rules, SAL and KHL are regarded as connected persons of KPL, while KPL and KHL are regarded as connected persons of SA. Accordingly, the entering into of the Agreements constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the maximum funding commitment which IVH has provided and is required to provide to JVCO and Fine Winner under the Agreements (including the remaining 30% of the Shareholders' Loans which will not be assigned pursuant to the Sale and Purchase Agreement) does not exceed 2.5% of the total assets and the market capitalisation of KPL, the Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned.

As the maximum funding commitment which SAL is required to provide to JVCO and Fine Winner under the Agreements (including an equivalent amount of the SAL Considerations) does not exceed 2.5% of the total assets and the market capitalisation of SA, the Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules as far as SA is concerned.

INTRODUCTION

The KPL Board and the SA Board announce that, on 26 September 2006, the JV Parties entered into the Sale and Purchase Agreement in respect of the formation of a joint venture for acquisition through JVCO of the Property located at No. 508 Queen's Road West, Hong Kong with a total gross floor area of approximately 125,000 square feet at the Acquisition Cost of HK$588,380,000 (approximately US$75,920,000).

Immediately prior to the entering into of the Sale and Purchase Agreement, IVH was the legal and beneficial owner of the entire issued share capital of JVCO. As at the date of the Sale and Purchase Agreement, IVH has granted to JVCO the Shareholder's Loans in the amount of HK$60,875,239.22 (approximately US$7,854,870) for JVCO to lend the same to Fine Winner, in turn, to settle 10% of the Acquisition Cost and to be used as the initial working capital of Fine Winner. Pursuant to the Sale and Purchase Agreement, SAL and KHL agreed to acquire from IVH respectively 30% and 40% of the entire equity interest in JVCO together with the proportionate Shareholder's Loans. Following completion of the Sale and Purchase Agreement, JVCO will be owned by IVH, SAL and KHL in the proportions of 30%, 30% and 40%, respectively.

The sole asset of JVCO is its interest in the entire issued share capital of Fine Winner. The sole asset of Fine Winner comprises its rights under the Memorandum of Agreement, pursuant to which Fine Winner agreed to acquire the Property upon the terms and conditions therein contained.

The Acquisition Cost of the Property under the Memorandum of Agreement amounts to HK$588,380,000 (approximately US$75,920,000). 10% of the Acquisition Cost in the amount of HK$58,838,000 (approximately US$7,592,000) has been paid by Fine Winner to the vendor upon signing of the Memorandum of Agreement, and the balance of HK$529,542,000 (approximately US$68,328,000) will be payable by Fine Winner upon completion of the Memorandum of Agreement, which shall be on or before 29 September 2006.

THE SALE AND PURCHASE AGREEMENT

Details of the Sale and Purchase Agreement are as follows:

Date: 26 September 2006

Parties:

(a) IVH as vendor; and

(b) SAL and KHL as purchasers.

Consideration: Pursuant to the Sale and Purchase Agreement, IVH agreed to transfer:

(a) 30% of the entire issued share capital of JVCO to SAL together with the proportionate Shareholder's Loans at the SAL Considerations in an aggregate sum of HK$18,262,595.17 (approximately US$2,356,464) ; and

(b) 40% of the entire issued share capital of JVCO to KHL together with the proportionate Shareholder's Loans at the KHL Considerations in an aggregate sum of HK$24,350,126.88 (approximately US$3,141,952).

THE SHAREHOLDERS' AGREEMENT

Pursuant to the Sale and Purchase Agreement, the JV Parties agreed that they will enter into the Shareholders' Agreement with JVCO upon completion of the Sale and Purchase Agreement. The Shareholders' Agreement will set out the rights and obligations of the JV Parties in relation to the acquisition of the Property through JVCO.

Details of the Shareholders' Agreement are as follows:

Parties:

(a) IVH;
(b) SAL;
(c) KHL; and
(d) JVCO.

Scope of business: With effect from the completion of the Sale and Purchase Agreement and unless otherwise agreed, the scope of business of JVCO is solely to invest in Fine Winner and the scope of business of Fine Winner is solely to acquire the Property in accordance with the terms of the Memorandum of Agreement and to hold the Property for investment purpose in accordance with the terms of the Shareholders' Agreement.

Additional Shareholders' Loans:

In addition to the Shareholder's Loans which was granted to JVCO prior to the completion of the Sale and Purchase Agreement, immediately after the completion of the Sale and Purchase Agreement and on the date of the Shareholders' Agreement, IVH, SAL and KHL shall advance the Additional Shareholders' Loans of HK$165,481,905 (approximately US$21,352,504), HK$165,481,905 (approximately US$21,352,504) and HK$220,642,540 (approximately US$28,470,005) respectively to JVCO proportionate to their then respective shareholdings in JVCO solely and exclusively for JVCO to lend the same to Fine Winner, in turn, to settle the remaining 90% of the Acquisition Cost and the stamp duty payable in relation to the acquisition of the Property pursuant to the Memorandum of Agreement. The Additional Shareholders' Loans shall be unsecured and interest-bearing, and shall be subject to the terms set out in items (i) to (iv) next to the column headed "Total investment commitments" below which are applicable to shareholders' loans made by the JV Parties to JVCO from time to time.

Total investment commitments:

Pursuant to the Shareholders' Agreement, the maximum funding commitment (whether equity, loan, financial assistance or otherwise ascribed to each JV Party prior to and after completion of the Sale and Purchase Agreement) which all JV Parties have provided and are required to provide to JVCO and Fine Winner on a pro rata and several basis in accordance with their respective equity interests in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party shall not exceed the aggregate amount of HK$670,000,000 (approximately US$86,451,613), which was arrived at after arm's length negotiations between the JV Parties, taking into account the Acquisition Cost and other estimated fees and expenses incidental to the acquisition of the Property by Fine Winner. Subject to such maximum funding commitment, if any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its affiliates such form of financial assistance on a pro rata and several basis in accordance with its equity interest in JVCO and/or Fine Winner (as the case may be) and upon such terms and conditions vis-à-vis each JV Party as such lender(s) and the JV Parties may agree. If funding from the JV Parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its affiliates such funding on a pro rata and several basis in accordance with its equity interest in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party.

In the event that the funding is provided by the JV Parties to JVCO and/or Fine Winner by way of shareholders' loans, such shareholders' loans, with effect from the date of the Shareholders' Agreement: (i) may be interest-bearing or interest-free as the JV Parties shall agree, and where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the JV Parties shall agree, which shall not exceed HIBOR for 3-month interest period plus 2% per annum, unless the JV Parties agree otherwise; (ii) shall be non-revolving (unless the JV Parties agree otherwise); (iii) shall only be repaid to the JV Parties on a pro rata basis in accordance with their then respective equity interests in JVCO and/or Fine Winner (as the case may be); and (iv) shall only be repaid subject to any restrictions imposed by banks or financial institutions which have extended loans or facilities to JVCO and/or Fine Winner.

Board of directors: The board of directors of JVCO shall initially consist of four directors, of whom one shall be nominated by IVH, two shall be nominated by KHL and one shall be nominated by SAL. If the proportion of voting rights of the JV Parties in JVCO changes, the JV Parties shall have the right to nominate directors to the board of JVCO so as to reflect, materially, their proportional voting rights in JVCO.

Project management: The JV Parties agree that the Property shall operate as a hotel and managed by such operator as mutually agreed by the JV Parties.

FINANCIAL EFFECTS OF THE AGREEMENTS

The SAL Considerations and the KHL Considerations were arrived at after arm's length negotiations between the JV Parties, taking into account the face value of the existing Shareholder's Loans owed by JVCO to IVH. The maximum funding commitment which all JV Parties have provided or are required to provide to JVCO and Fine Winner under the Shareholders' Agreement was arrived at after arm's length negotiations between the JV Parties, taking into account the Acquisition Cost and other estimated fees and expenses incidental to the acquisition of the Property by Fine Winner.

Based on the maximum funding commitment (whether equity, loan, financial assistance or otherwise) of all JV Parties to JVCO and Fine Winner under the Shareholders' Agreement of HK$670,000,000 (approximately US$86,451,613), which was arrived at after arm's length negotiations between the JV Parties, taking into account the Acquisition Cost and other estimated fees and expenses incidental to the acquisition of the Property by Fine Winner, the maximum funding commitments of IVH and SAL to JVCO and Fine Winner are expected to be both HK$201,000,000 (approximately US$25,935,484) which will be sourced by KPL and SA from the internal resources and/or external bank borrowings of the KPL Group and the SA Group respectively. The funding requirement for making the maximum funding commitment is not expected to have any material impact on either the KPL Group or the SA Group.

Following completion of the Sale and Purchase Agreement, IVH will continue to be a wholly-owned subsidiary of the KPL Group whereas JVCO will become an associated company of each of the KPL Group and the SA Group, and each of IVH and JVCO will be accounted for accordingly.

INFORMATION ON JVCO

Following completion of the Sale and Purchase Agreement, JVCO will be owned by IVH, SAL and KHL in the proportions of 30%, 30% and 40%., respectively. The shareholding structures of JVCO, immediately before and after completion of the Sale and Purchase Agreement, are as set out below:

Before completion:


KPL
100%
IVH
100%
JVCO
100%
Fine Winner
Property

After completion:


KHL
40%
61.36%[1]
49.69%[2]
KPL
SA
100%
100%
IVH
SAL
30%
30%
JVCO
100%
Fine Winner
Property

Note 1: As at the date of this announcement, KHL is interested in 752,972,645 KPL Shares as disclosed under the SFO, representing approximately 61.36% of the existing issued share capital of KPL.

Note 2: As at the date of this announcement, KHL is interested in 1,263,073,372 SA Shares as disclosed under the SFO, representing approximately 49.69% of the existing issued share capital of SA.

JVCO was established as a limited liability company on 3 May 2006 in the British Virgin Islands. The sole asset of JVCO is its interest in the entire issued share capital of Fine Winner. The sole asset of Fine Winner comprises its rights under the Memorandum of Agreement, pursuant to which Fine Winner agreed to acquire the Property from the vendor which is an independent third party. Completion of the Memorandum of Agreement will take place on or before 29 September 2006.

Based on the unaudited consolidated management accounts of JVCO Group as at 31 August 2006, the loss of the JVCO Group for the period from 3 May 2006, which is the date of incorporation of JVCO, to 31 August 2006 amounted to HK$16,163.11 (approximately US$2,086), and the net liability of the JVCO Group as at 31 August 2006 amounted to HK$16,085.11 (approximately US$2,075).

INFORMATION ABOUT KPL, SA AND KHL

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and the PRC; and (iv) hotel ownership and operations in the PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

IVH is an investment holding company established in the British Virgin Islands and an indirect wholly-owned subsidiary of KPL.

SAL is an investment holding company established in the British Virgin Islands and a direct wholly-owned subsidiary of SA.

KHL is an investment holding company. As at the date of this announcement:

(a) KHL is interested in 752,972,645 KPL Shares as disclosed under the SFO, representing approximately 61.36% of the existing issued share capital of KPL and is the controlling shareholder of KPL; and

(b) KHL is interested in 1,263,073,372 SA Shares as disclosed under the SFO, representing approximately 49.69% of the existing issued share capital of SA and is the controlling shareholder of SA.

REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE AGREEMENTS

The purpose of the Agreements is to enable the JV Parties to form a joint venture for the acquisition of the Property to be operated as a hotel. This project is expected to enhance shareholders' value for KPL Shareholders and SA Shareholders respectively by providing recurrent income for KPL and SA.

KPL agreed to acquire the Property jointly with KHL and SAL so as to enable JVCO to benefit from: (a) the expertise of SA in hotel business, which is important for the hotel at the Property to secure a strong operation and market position in the hotel industry; and (b) the extensive business affiliation and network of KHL, which is expected to generate strong business flows for the hotel's operations.

IMPLICATIONS UNDER THE LISTING RULES

IVH is an indirect wholly-owned subsidiary of KPL and SAL is a direct wholly-owned subsidiary of SA. KHL is the controlling shareholder of each of KPL and SA. Under the Listing Rules, SAL and KHL are regarded as connected persons of KPL, while KPL and KHL are regarded as connected persons of SA. Accordingly, the entering into of the Agreements constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the maximum funding commitment which IVH has provided and is required to provide to JVCO and Fine Winner under the Agreements (including the remaining 30% of the Shareholders' Loans which will not be assigned pursuant to the Sale and Purchase Agreement) does not exceed 2.5% of the total assets and the market capitalisation of KPL, the Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned.

As the maximum funding commitment which SAL is required to provide to JVCO and Fine Winner under the Agreements (including an equivalent amount of the SAL Considerations) does not exceed 2.5% of the total assets and the market capitalisation of SA, the Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules as far as SA is concerned.

The KPL Directors (including the independent non-executive KPL Directors) believe that the terms of the Agreements are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole, and the transactions contemplated under the Agreements would be in the ordinary and usual course of business of the KPL Group. The SA Directors (including the independent non-executive SA Directors) believe that the terms of the Agreements are fair and reasonable and in the interests of SA and the SA Shareholders as a whole, and the transactions contemplated under the Agreements would be in the ordinary and usual course of business of the SA Group.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Wong Kai Man# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive director*
@ *Non-executive director*
# *Independent non-executive director*

DEFINITIONS

"Additional Shareholders' Loans"	the cash advances to be made by IVH, SAL and KHL to JVCO immediately after the completion of the Sale and Purchase Agreement and on the date of the Shareholders' Agreement in the sums of HK$165,481,905 (approximately US$21,352,504), HK$165,481,905 (approximately US$21,352,504) and HK$220,642,540 (approximately US$28,470,005) respectively in accordance with the terms of the Shareholders' Agreement;
"Acquisition Cost"	the acquisition cost of HK$588,380,000 (approximately US$75,920,000) of the Property pursuant to the Memorandum of Agreement, which also represents the purchase price offered by Fine Winner under the Form of Tender dated 26 May 2006 submitted to an independent third party as offeree offering to buy the Property pursuant to a private tender;

"Agreements"	collectively, the Sale and Purchase Agreement and the Shareholders' Agreement;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Fine Winner"	Fine Winner Holdings Limited, a company incorporated in Hong Kong whose entire issued share capital is owned by JVCO;
"HIBOR"	Hong Kong Interbank Offered Rate as shown on the Reuters Screen "HIBOR" page or such other screen page as the JV Parties may from time to time agree;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"IVH"	Instant Vision Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of KPL;
"JVCO"	Expert Vision Holdings Limited, a company incorporated in the British Virgin Islands;
"JVCO Group"	JVCO and its subsidiaries from time to time (including Fine Winner);
"JV Parties"	collectively, IVH, SAL and KHL;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, being the controlling shareholder of each of KPL and SA;
"KHL Considerations"	the KHL Share Consideration and the KHL Loan Consideration;
"KHL Loan Consideration"	the consideration of HK$24,350,095.68 (approximately US$3,141,948) for the transfer of 40% of the Shareholder's Loans from IVH to KHL under the Sale and Purchase Agreement;
"KHL Share Consideration"	the consideration of HK$31.20 (approximately US$4) for the transfer of 40% of the entire issued share capital of JVCO (being US$4 divided into 4 shares of US$1 each) from IVH to KHL under the Sale and Purchase Agreement;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of HKSE;
"KPL Board"	the board of directors of KPL;

"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on HKSE;
"Memorandum of Agreement"	the memorandum of agreement for sale and purchase of the Property dated 7 June 2006 entered into between Fine Winner as purchaser and an independent third party as vendor;
"PRC"	the People's Republic of China;
"Property"	the property at No.508 Queen's Road West, Hong Kong (the Remaining Portion of Section B of Inland Lot No. 676);
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SAL"	Seanoble Assets Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of SA;
"SAL Considerations"	the SAL Share Consideration and the SAL Loan Consideration;
"SAL Loan Consideration"	the consideration of HK$18,262,571.77 (approximately US$2,356,461) for the transfer of 30% of the Shareholder's Loans from IVH to SAL under the Sale and Purchase Agreement;
"SAL Share Consideration"	the consideration of HK$23.40 (approximately US$3) for the transfer of 30% of the entire issued share capital of JVCO (being US$3 divided into 3 shares of US$1 each) from IVH to SAL under the Sale and Purchase Agreement;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 26 September 2006 entered into among IVH, SAL and KHL in connection with the sale by IVH to SAL and KHL of respectively 30% and 40% of IVH's entire equity interests in the issued share capital of JVCO and the assignment of the proportionate Shareholder's Loans;

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGX"	Singapore Exchange Securities Trading Limited;
"Shareholders' Agreement"	the shareholders' agreement to be entered into among IVH, SAL, KHL and JVCO setting out the rights and obligations of the JV Parties in relation to the acquisition of the Property through JVCO;
"Shareholder's Loans"	the shareholder's loans advanced by IVH to JVCO up to the date of, and immediately prior to, completion of the Sale and Purchase Agreement;
"US$"	United States Dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in HK$ in this announcement have been converted into US$ at the rate of US$1=HK$7.75 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 27 September 2006

* *For identification purposes only*